SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                        COLLAGENEX PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    19419B100
                                 (CUSIP Number)

                         OAKTREE CAPITAL MANAGEMENT, LLC
                       333 South Grand Avenue, 28th Floor
                              Los Angeles, CA 90071
                        Attention: Kenneth Liang, Esquire
                      Managing Director and General Counsel
                                 (213) 830-6300

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:

                                     DECHERT
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                      Attention: Donna E. Ostroff, Esquire
                                 (215) 994-4000


                                  January 16, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP NO. 19419B100                                           Page 2 of 7 Pages

-------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         OAKTREE CAPITAL MANAGEMENT, LLC
         I.R.S. ID NO. 95-452-1152

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /  /
                                                                       (b) /X/

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         Not Applicable

-------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California

-------------------------------------------------------------------------------

         NUMBER OF          7        SOLE VOTING POWER
         SHARES
       BENEFICIALLY                  1,974,176 (1,609,090 of which are
         OWNED BY                    issuable upon the conversion
      EACH REPORTING                 of 177,000 shares of Series D
        PERSON WITH                  Cumulative Convertible Preferred Stock)

                            8        SHARED VOTING POWER

                                     0

-------------------------------------------------------------------------------

                            9       SOLE DISPOSITIVE POWER

                                    1,974,176  (1,609,090  of which are issuable
                                    upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock)

-------------------------------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                    0

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,974,176 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock)

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5%    of Common Stock (see Item 5)

-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         OO, IA

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP NO. 19419B100                                           Page 4 of 7 Pages

-------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
         I.R.S. ID NO. 95-459-3041

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /  /
                                                                       (b) /X/

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         Not Applicable

-------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------

         NUMBER OF          7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 1,974,176 (1,609,090 of which are
         OWNED BY                   issuable upon the conversion of 177,000
          EACH                      shares of Series D Cumulative
        REPORTING                   Convertible Preferred Stock)

       PERSON WITH          8       SHARED VOTING POWER

                                    0

-------------------------------------------------------------------------------

                            9       SOLE DISPOSITIVE POWER

                                    1,974,176  (1,609,090  of which are issuable
                                    upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock)

-------------------------------------------------------------------------------

                           10       SHARED DISPOSITIVE POWER

                                    0

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,974,176 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock)

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          /   /

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5% of Common Stock (see Item 5)

-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

          This Amendment No. 2 amends and supplements the Statement on Schedule 13D (as amended and supplemented, the "Schedule 13D") filed with the Securities and Exchange Commission on May 21, 1999 by Oaktree Capital Management, LLC ("Oaktree") and OCM Principal Opportunities Fund, L.P. (the "Principal Opportunities Fund") relating to the common stock, $0.01 par value per share (the "Common Stock") and the Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock") of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Item 3 of the Schedule 13D is hereby amended to include:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Certificate of Designation, Oaktree has received four dividend payments of Common Stock totaling Three Hundred Sixty Five Thousand Eighty Six (365,086).

          Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a) The Principal Opportunities Fund owns and has sole power to vote and dispose of One Hundred Seventy Seven Thousand (177,000) shares of Series D Preferred Stock (approximately Eighty Eight and One-Half Percent (88.5%) of the outstanding shares of Series D Preferred Stock).

The Principal Opportunities Fund owns and has the sole power to vote and dispose of Three Hundred Sixty Five Thousand Eighty Six (365,086) shares of Common Stock (approximately Three and Four-Tenths Percent (3.4%) of the outstanding shares of the Issuer's Common Stock). If the Principal Opportunities Fund chooses to convert the shares of Series D Preferred Stock into shares of Common Stock, the Principal Opportunities Fund will own and have sole power to vote and dispose of One Million Nine Hundred Seventy Four Thousand One Hundred Seventy Six
(1,974,176) shares of Common Stock (approximately Eighteen and Five-Tenths Percent (18.5%) of the outstanding shares of Common Stock).

Oaktree, in its capacity as the general partner of the Principal Opportunities Fund, may be deemed to own Three Hundred Sixty Five Thousand Eighty Six (365,086) shares of Common Stock of the Issuer (approximately Three and Four Tenths Percent (3.4%) of the Outstanding shares of the Issuer's Common Stock). If the Principal Opportunities Fund chooses to convert the shares of Series D Preferred Stock into shares of Common Stock, Oaktree, in its capacity as general partner of the Principal Opportunities Fund, may be deemed to beneficially own One Million Nine Hundred Seventy Four Thousand One Hundred Seventy Six
(1,972,176) shares of Common Stock (approximately Eighteen and Five-Tenths Percent (18.5%) of the outstanding shares of Common Stock).

Stephen A. Kaplan, a principal of Oaktree and a portfolio manager of the Principal Opportunities Fund, individually owns and has the sole power to vote and dispose of approximately Three Thousand (3,000) shares of Common Stock of the Issuer (approximately Three One Hundredths Percent (0.03%) of the outstanding shares of the Issuer's Common Stock). Mr. Kaplan acquired these securities in transactions prior to and unrelated to the Purchase Agreement. The securities owned by Mr. Kaplan in his capacity as an individual are not covered by this Schedule 13D.

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner, including power to vote and dispose of the Issuer's Series D Preferred Stock or the Issuer's Common Stock. Therefore, as of the date hereof, Oaktree has the power to vote and dispose of One Hundred Seventy Seven Thousand (177,000) shares of the Issuer's Series D Preferred Stock and Three Hundred Sixty Five Thousand Eighty Six (365,086) shares of the Issuer's Common Stock. Alternatively, upon the conversion of the shares of Series D Preferred Stock into shares of Common Stock, Oaktree will have the power to vote and dispose of One Million Nine Hundred Seventy Four Thousand One Hundred Seventy Six (1,974,176) shares of the Issuer's Common Stock.

(c) Oaktree, as general partner of the Principal Opportunities Fund, may be deemed to beneficially own the shares of the Issuer's Series D Preferred Stock which are acquired by the Principal Opportunities Fund. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock and Series D Preferred Stock held by the Principal Opportunities Fund and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this
Schedule 13D. Immediately below is a description of the dividend payments made under the Certificate of Designation since May 21, 1999.

         Dividend, June 30, 1999:           18,859 shares of Common Stock
         Dividend, December 21, 1999:       34,680 shares of Common Stock
         Dividend, June 30, 2000:           81,925 shares of Common Stock
         Dividend, January 16, 2001:        229,622 shares of Common Stock
         Total:                             365,086 shares of Common Stock

Except as disclosed in this Schedule 13D, to the knowledge of Oaktree and the Principal Opportunities Fund, none of the persons named in Item 2 beneficially owns any shares of the Issuer's Common Stock, nor have any transactions in Issuer's Common Stock been effected by any of the persons named in Item 2 during the past 60 days. In addition, no other person is known by Oaktree and Principal Opportunities Fund to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(d) None.

(e) Not applicable.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.


Dated:   September 14, 2000      OAKTREE CAPITAL MANAGEMENT, LLC


                                 By: /s/ Kenneth Liang
                                 Name: Kenneth Liang
                                 Title:   Managing Director and General Counsel


                                 OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

                                 By:  Oaktree  Capital   Management,   LLC,
                                 its General Partner

                                 By:  /s/ Kenneth Liang
                                 Name: Kenneth Liang
                                 Title: Managing Director and General Counsel

